UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

Thornburg Income Builder Opportunities Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o Thornburg Investment Management, Inc.

2300 North Ridgetop Road

Santa Fe, NM 87506

Telephone Number (including area code):

(505) 984-0200

Name and address of agent for service of process:

Erin Carney, Managing Director

Thornburg Investment Management, Inc.

2300 North Ridgetop Road

Santa Fe, NM 87506

with a copy to:

Joshua B. Deringer, Esquire

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒  Yes            ☐  No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Santa Fe in the state of New Mexico, as of the 5th day of August, 2020.

Thornburg Income Builder Opportunities Trust

By:	/s/ Nimish Bhatt
Name:	Nimish Bhatt
Title:	Initial Trustee

Attest:	/s/ Erin Carney
Name: Erin Carney
Title: Managing Director, Thornburg Investment Management, Inc.